Exhibit 99.1

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC Canada V6Z 1S4

September 22, 2014

NOTICE

(a)	Notice is hereby given, in accordance with Section 4.8 of National Instrument 51-102, that Petaquilla Minerals Ltd. (the “Company”) intends to change its year end from June 30 to July 31;

(b)

The change of the financial year end from June 30 to July 31 results from longer than expected completion of an agreement executed by the Company in May 2014. The timing of various transactions forming components of the agreement, mainly associated with the public registration of asset ownership transfers in Panama, led to delays in accounting for the subject sale and corresponding delays with respect to the receipt of funds pursuant to the agreement. These various delays have had the effect of deferring works related to the Company’s year end audit.

(c)	the Company's old financial year end was June 30;

(d)	the Company's new financial year end is July 31;

(e)

the length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition	Comparative	New	Comparative	Interim	Comparative	Interim	Comparative
Year	Annual	Financial	Annual	Periods for	Interim	Periods for	Interim
	Financial	Year	Financial	Transition	Periods to	New	Periods to
	Statements to		Statements to	Year	Interim	Financial	Interim
	Transition		New		Periods in	Year	Periods in
	Year		Financial		Transition		New
			Year		Year		Financial
Year
13 months	13 months	12 months	13 months	3 months	3 months	3 months	3 months
audited	audited	ended	ended	ended	ended	ended	ended
annual	annual	07/31/2015	07/31/2014	09/30/2013	08/31/2012	10/31/2014	09/30/2013
financial	financial
statements	statements			3 and 6	3 and 6	3 and 6	3 and 6
for year	for year			months	months	months	months
ended	ended			ended	ended	ended	ended
07/31/2014	06/30/2013			12/31/2013	11/30/2012	01/31/2015	12/31/2013

				3 and 9	3 and 9	3 and 9	3 and 9
				months	months	months	months
				ended	ended	ended	ended
				03/31/2014	02/28/2013	04/30/2015	03/31/2014

						12 months	13 months
						audited	audited
						annual	annual
						financial	financial
						statements	statements
						for year	for year
						ended	ended
						07/31/2015	07/31/2014

(f)

the filing deadlines, prescribed under sections 4.2 and 4.4 of National Instrument 51-102, for the annual financial statements and interim financial reports for the Company’s transition year are as follows:

(i)	The filing deadline for the Company’s annual audited financial statements for the 13- month period ended July 31, 2014, is October 29, 2014; and

(ii)	Interim financial reports must be filed on or before the 45th day after the end of the interim period.

PETAQUILLA MINERALS LTD.

Per:	“Ezequiel Sirotinsky”
Ezequiel Sirotinsky
Chief Financial Officer